FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Hunter Maritime Acquisition Corp. (the "Company") today announced a reduction in the agreed aggregate purchase price for its previously announced proposed acquisition of five identified Capesize dry bulk carriers (the "Acquisition Vessels"), pursuant to that certain Master Agreement (the "Master Agreement") and five individual Memoranda of Agreement (the "Memoranda of Agreement"), each dated April 26, 2017, in an en-bloc transaction for cash, subject to the satisfaction of certain important conditions precedent (such transaction, the "Acquisition"). The aggregate purchase price for the Acquisition Vessels has been reduced from $139.4 million to $133.5 million. A copy of Amendment No. 1 to the Master Agreement and the Addenda to the Memoranda of Agreement, giving effect to the reduction in the aggregate purchase price and certain other amendments, are attached hereto as Exhibit 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, respectively, the terms of which are incorporated herein by reference.
In addition, the Company today announced that Bocimar Hunter NV, the Company's sponsor (the "Sponsor") has committed to forfeit, upon the consummation of the Acquisition, a number of the Company's Class B common shares that it owns, such that the number of the Company's Class A common shares that the Sponsor will receive upon the automatic conversion of the Class B common shares immediately following the consummation of the Acquisition, would represent no more than 15% of the Company's outstanding Class A common shares, after giving effect to such forfeiture. The Sponsor currently owns 20% of the Company's issued and outstanding common shares.
Attached hereto as Exhibit 99.1 is a copy of the Company's press release dated May 31, 2017.
Cautionary Statement About Forward Looking Statements
This Report on Form 6-K contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended, under the heading "Risk Factors" and other reports the Company files with the U.S. Securities and Exchange Commission, which are available at the SEC's website at http://www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Form 6-K, except as required by law.
Exhibit Index
Exhibit No.	Exhibit
10.1	Amendment No. 1 to the Master Agreement dated May 31, 2017
10.2
Addendum No. 1 to the Memorandum of Agreement relating to Charlotte Selmer, dated May 31, 2017 by and between Hamburg Maritime NV (as the subsidiary nominee of Hunter Maritime Acquisition Corp.), as buyer and Victorscope Shipping Company Limited, as seller

10.3
Addendum No. 1 to the Memorandum of Agreement relating to Greta Selmer, dated May 31, 2017 by and between Hamburg Maritime NV (as the subsidiary nominee of Hunter Maritime Acquisition Corp.), as buyer, and Lodeo Shipping Company Limited, as seller

10.4
Addendum No. 1 to the Memorandum of Agreement relating to Lene Selmer, dated May 31, 2017 by and between Hamburg Maritime NV (as the subsidiary nominee of Hunter Maritime Acquisition Corp.) and Frantia Shipping Company Limited, as seller

10.5
Addendum No. 1 to the Memorandum of Agreement relating to Hugo Selmer, dated May 31, 2017 by and between Hamburg Maritime NV (as the subsidiary nominee of Hunter Maritime Acquisition Corp.), and Rovison Shipping Company Limited, as seller

10.6
Addendum No. 1 to the Memorandum of Agreement relating to Tom Selmer, dated May 31, 2017 by and between Hamburg Maritime NV (as the subsidiary nominee of Hunter Maritime Acquisition Corp.), as buyer, and Vireto Shipping Company Limited, as seller

99.1	Press Release dated May 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: May 31, 2017
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer